NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
FIRST QUARTER 2007 RESULTS
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, April 27, 2007 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced net income of $53 million or $0.20 per share and funds from operations (“FFO”) of $129 million or $0.48 per share for the quarter ended March 31, 2007.
During the first quarter, Brookfield Properties leased 1.6 million square feet of space at an average of $22 per square foot, which represented a 29% improvement in rent spread on a per square foot basis over the 1.8 million square feet of leases which expired at an average of $17 per square foot. The company’s portfolio-wide occupancy finished the quarter at 95.0%.
FINANCIAL RESULTS
Net income for the three months ended March 31, 2007 totaled $53 million, or $0.20 per share, compared to $49 million or $0.21 per share during the same period in 2006. For the three months ended March 31, 2007, funds from operations totaled $129 million or $0.48 per share, up from $103 million or $0.44 per share during the same period in 2006.
Commercial property net operating income for the first quarter of 2007 was $317 million, up from $170 million for the first quarter of 2006. The increase is primarily due to the contribution from the U.S. Office Fund which was fully invested in the fourth quarter of 2006.
Residential development operations contributed $42 million of net operating income in the first quarter of 2007, up from $25 million in the first quarter of 2006.
STOCK SPLIT
Shareholders approved a three-for-two division of the company’s common shares and a nine-for-four division of the company’s Class A Redeemable Voting preferred shares at the annual general meeting on April 26, 2007. Shareholders of record at the close of business on May 8, 2007 will be entitled to receive the common shares and Class A Redeemable Voting Preferred shares, as the case may be, resulting from the subdivision, payable on or about May 22, 2007. Fractional shares will be paid in cash at the prevailing market price.
Brookfield Properties is undertaking the stock split to ensure its shares remain accessible to individual shareholders, and to further enhance the liquidity of the company’s common shares while maintaining the proportionate voting rights of the Class A Redeemable Voting Preferred Shares. The division will have no unfavorable tax consequences in the United States or in Canada, and will not dilute shareholders’ equity.
Registered shareholders will be mailed share certificates representing the stock split and the brokerage accounts of non-registered shareholders will be credited for the additional shares representing the stock split on or about the payment date.
The common shares of the company are expected to begin trading on a post-stock split basis on the Toronto Stock Exchange on May 4, 2007 and on the New York Stock Exchange on or about May 23, 2007.
INVESTMENT AND FINANCING ACTIVITY
Achieved 38% pre-leasing at Bay Adelaide Centre development, Toronto, with the signing of a lease of 170,000 square feet with the Canadian law firm Goodmans LLP subsequent to the first quarter. Along with the 250,000 square feet lease signed with KPMG in 2006, Bay Adelaide Centre is 38% pre-leased. The 1.1 million square foot development is expected to be completed in 2009.
Disposed of three non-core properties. Atrium on Bay, Toronto, and 2200 and 2204 Walkley Road, Ottawa, were sold for a combined $235 million on a 100% basis, resulting in a gain of $47 million. Brookfield Properties held a 50% interest in the 1.2 million square foot Atrium on Bay office and retail complex and a 25% interest in 2200 and 2204 Walkley Road, Ottawa. The Walkley Road buildings, totaling approximately 159,000 square feet, were acquired with the O&Y portfolio in 2005.
Refinanced One World Financial Center, New York, with a $310 million, non-recourse 10-year interest-only financing at a rate of 5.83%. This new financing repaid $300 million full-recourse floating rate financing.
Increased common share dividend by 11% to $0.56 per share per annum on a post-split basis. The Board of Directors of Brookfield Properties has modified its dividend policy to provide for annual dividends of $0.56 per share, taking into account the announced three-for-two division of the company’s common shares, and beginning with the second quarter dividend for 2007. Payment of dividends remains at the discretion of the board.
MANAGEMENT AND BOARD INITIATIVES
Elected a new director, Diana Taylor, presently managing director at Wolfensohn & Company, a private investment firm, and formerly the Superintendent of Banks for the State of New York. Brookfield Properties extends its sincere appreciation to Dr. William Wheaton who is leaving the board after three years of service.
Named Bryan Davis as Senior Vice President and Chief Financial Officer. Mr. Davis, a Chartered Accountant, was with Brookfield Asset Management (BAM: NYSE, TSX) for eight years, most recently as a Managing Partner and Senior Vice President, Finance. Mr. Davis succeeds Craig Laurie who has moved to a new position at BAM following four years’ service as Brookfield Properties’ CFO.

OPERATING HIGHLIGHTS
Brookfield Properties leased 1.6 million square feet of space across the portfolio during the first quarter of 2007. New leases represent 51% of the total and renewals represent 49% of the total. Major transactions include:
•	Renewal with Exxon at KBR Tower, Houston, for 145,000 square feet

•	Renewal and expansion with PricewaterhouseCoopers at Petro-Canada Centre, Calgary, for 115,000 square feet

•	New lease with BNP Paribas at Newport Tower, Jersey City, for 110,000 square feet

•	Renewal with Ministry of the Environment at 40 St. Clair Ave West, Toronto, for 100,000 square feet
Brookfield Properties’ residential development operations contributed $42 million of net operating income in the first quarter of 2007, surpassing the $25 million in the first quarter of 2006, as the Alberta marketplace continues to experience meaningful demand growth.
OUTLOOK
“With increasing rental rates and decreasing vacancy rates in all of our markets, we are well-positioned to take advantage of market conditions through the lease-up of the portfolio as well as the recapture and re-letting of under-utilized space. With five developments under construction and another strong quarter from our residential operations, Brookfield Properties is off to a solid start in 2007,” commented Ric Clark, President & CEO of Brookfield Properties Corporation.
* * *
Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations (“FFO”) on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. Brookfield Properties defines FFO as net income prior to extraordinary items, one-time transaction costs, future income taxes, non-cash items and depreciation and amortization. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial statements accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; including the acquisition of Trizec Properties, Inc. and Trizec Canada Inc.; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.
Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share on a post-split basis payable on June 29, 2007 to shareholders of record at the close of business on June 1, 2007. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on June 29, 2007 to shareholders of record at the close of business on June 15, 2007.
Conference Call
Brookfield Properties’ 2007 first quarter investor conference call can be accessed by teleconference on Friday, April 27, 2007 at 11:00 a.m. Eastern time at 866-825-3354; pass code 67392161 or by Webcast at at www.brookfieldproperties.com. A podcast of the call is available two hours after the call at www.brookfieldproperties. A replay of this call can be accessed through May 27, 2007 by dialing 888-286-8010, pass code 56591892.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package at www.brookfieldproperties.com under the Investor Relations/Financial Reports section.
Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties Corporation owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 113 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 17 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications,
telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.

CONSOLIDATED BALANCE SHEET

(US Millions)	March 31, 2007	December 31, 2006

Assets
Commercial properties	$15,195	$15,287
Commercial development	841	735
Residential development	792	706
Receivables and other	878	974
Intangible assets	860	853
Restricted cash and deposits	429	507
Cash and cash equivalents	226	188
Assets held for sale (i)	7	64

	$19,228	$19,314

Liabilities
Commercial property debt	$11,142	$11,185
Accounts payable and other liabilities	934	923
Intangible liabilities	884	919
Future income tax liability	591	584
Liabilities related to assets held for sale(ii)	7	36
Capital securities — corporate	1,095	1,093
Capital securities — fund subsidiaries	786	803
Non-controlling interests — fund subsidiaries	256	266
Non-controlling interests — other subsidiaries	70	67
Preferred equity — subsidiaries	331	326

Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	3,087	3,067

	$19,228	$19,314

(i)	Includes $5 million of commercial properties and $2 million of other assets related to assets held for sale at March 31, 2007 (December 31, 2006 — $64 million and $3 million, respectively).

(ii)	Includes $4 million of commercial property debt and $3 million of other liabilities associated with liabilities related to assets held for sale at March 31, 2007 (December 31, 2006 — $34 million and $2 million, respectively).

CONSOLIDATED STATEMENT OF INCOME

	Three months ended March 31
(US Millions, except per share amounts)	2007	2006

Total revenue	$641	$394

Net operating income
Commercial property operations	317	$170
Residential development operations	42	25
Interest and other	9	13

	368	208

Expenses
Interest	188	87
General and administrative	29	15
Transaction costs	4	—
Fund interests	(19)	—
Non-controlling interests	9	4
Depreciation and amortization	126	44
Future income taxes	18	27

Net income from continuing operations	$13	$31

Discontinued operations	40	18

Net income	$53	$49

Net income per share — diluted
Continuing operations	$0.05	$0.13
Discontinued operations	0.15	0.08

	$0.20	$0.21

Funds from operations per share — diluted
Prior to property disposition gains	$0.48	$0.44
Property disposition gains	0.16	0.13

	$0.64	$0.57

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended March 31
(US Millions)	2007	2006

Net income	$53	$49
Depreciation and amortization(i)	126	45
Future income taxes(ii)	26	39
Non-cash items included in fund interests	(36)	—
Transaction costs(iii)	2	—
Property disposition gains(iv)	(42)	(30)

Funds from operations	$129	$103

(i)	Includes depreciation and amortization from discontinued operations of nil and $1 million for the three months ended March 31, 2007and March 31, 2006, respectively.

(ii)	Includes future income taxes from discontinued operations of $8 million and $12 million for the three months ended March 31, 2007 and March 31, 2006, respectively.

(iii)	Transaction costs of $4 million, net of non-controlling interests of $2 million for the three months ended March 31, 2007.

(iv)	Net of non-controlling interests of $5 million for the three months ended March 31, 2007 (March 31, 2006 — nil).
FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended March 31
(US Millions, except per share information)	2007	2006

Funds from operations	$129	$103
Preferred share dividends	(1)	(1)

Funds available to common shareholders	$128	$102

Weighted average shares outstanding	267.2	233.2
Funds from operations per share	$0.48	$0.44

DISCONTINUED OPERATIONS

	Three months ended March 31
(US Millions)	2007	2006

Property disposition gains	$47	$30
Revenue from properties sold	3	5
Operating expenses	(2)	(2)

	$48	$33
Interest expense	—	(2)

Funds from discontinued operations and gains	$48	$31
Depreciation and amortization	—	(1)
Future income taxes	(8)	(12)

Discontinued operations	$40	$18

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended March 31
(US Millions)	2007	2006

Revenue from continuing operations (i)	$521	$292
Operating expenses	(204)	(122)

Net operating income	$317	$170

(i)	including fee income
RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended March 31
(US Millions)	2007	2006

Revenue	$111	$89
Operating expenses	(69)	(64)

Net operating income	$42	$25

FUND INTERESTS

	Three months ended March 31
(US Millions)	2007	2006

Interest on debt securities	$7	—
Interest on redeemable equity interests	6	—
Non-controlling interests	4	—

	17	—
Non-cash component	(36)	—

Total fund interests	$(19)	—